Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Progress Financial Corp.
Commission File No.: 001-35095
Date: June 8, 2022

On June 8, 2022, United Community Banks, Inc. provided the following information through the internet.

United Community Bank and Progress Bank to join forces.
 On May 4, 2022, United Community Bank (“United”) and Progress Bank (“Progress”) announced an intent to join forces to expand their shared commitment of helping clients throughout Alabama and the Florida Panhandle realize their financial goals, expand their businesses and plan for their futures. The combined bank will provide Progress clients with expanded access to United’s personal banking, business banking and wealth management solutions, while maintaining the client focus and local decision-making you have come to expect.

As a Progress client, we understand you may have questions and we are committed to keeping you informed with clear and frequent communications throughout the transition process.

At this time, there is nothing you need to do. You should continue to conduct your banking as you always have with the same great team you know and trust.

We will continue to update you through a variety of direct communications and general public announcements as more information becomes available.

Should you have additional questions at this time, please do not hesitate to contact your local Progress team.

The merger is subject to normal and customary approvals by shareholders and banking regulators. Additional information will be provided as the dates are confirmed; however, we are currently anticipating the merger to be completed in the fourth quarter of 2022. Below is a summary of basic information related to this transition:

About United Community Bank
United Community Banks, Inc. (NASDAQGS: UCBI) provides a full range of banking, wealth management and mortgage services for relationship-oriented consumers and business owners. At March 31, 2022, United had $24.4 billion in assets and 198 offices in Florida, Georgia, North Carolina, South Carolina and Tennessee, along with a national SBA lending franchise and a national equipment lending subsidiary. The company, known as “The Bank That SERVICE Built,” has been recognized nationally for delivering award-winning service. In 2022, J.D. Power ranked United highest in customer satisfaction with consumer banking in the Southeast, marking eight out of the last nine years United earned the coveted award. United was also named one of the "Best Banks to Work For" by American Banker in 2021 for the fifth consecutive year based on employee satisfaction. Forbes recognized United as one of the top ten World’s Best Banks in 2022. Forbes also included United on its 2022 list of the 100 Best Banks in America for the ninth consecutive year. United also received ten (10) Greenwich Excellence Awards in 2021 for excellence in Small Business Banking and Middle Market Banking, including national awards for Overall Satisfaction and Likelihood to Recommend. Additional information about United can be found at www.ucbi.com.

About Progress Bank
Progress Financial Corporation is a Huntsville, Alabama-based financial holding company which, through its wholly-owned subsidiary Progress Bank & Trust, operates banking centers in Alabama and Florida. Progress Bank & Trust is a full-service commercial bank that offers a variety of deposit, lending, mortgage and wealth management products and services to business and consumer customers. As of March 31, 2022, Progress Financial Corporation had total assets of $1.9 billion, total loans of $1.3 billion and total deposits of $1.7 billion. For additional information, locations and hours of operation, please visit www.myprogressbank.com.

Frequently Asked Questions
1.   Who is United Community Bank?
Since 1950, United Community Bank has been dedicated to providing best in class service to our clients as the foundation of every relationship. Known as “The Bank That SERVICE Built®,” we are committed to improving the lives of residents in the communities we serve through the philosophy of delivering an exceptional banking service. We strive to provide valuable, convenient and innovative products and services with the attentive client service you deserve.

2.   How will the merger impact me?
There will be no immediate effects for any Progress clients. You should continue to conduct your banking as you normally do, and you will continue to experience the same great service from the same local teams you know and trust.

3.   Where can I find additional information?
Progress and United issued a joint announcement on May 4, 2022, that includes some initial details. We will continue to update you through a variety of direct communications and general public announcements as more information becomes available.

4.   Why are Progress Bank and United Community Bank joining forces?
Progress and United are combining to be able to provide more services to Progress customers, while maintaining the culture of service that you have come to love.  Both banks have client-centric community banking philosophies that, when combined, will provide the stability and continuity of a larger institution.  This will enable ongoing investment in new technology and new products that will help customers continue to grow and prosper.

5   When will Progress begin its transition into United?
On May 4, 2022, Progress announced the intention to become a part of United. This transition is still subject to all approvals from banking regulators and the Progress Financial Corporation shareholders.

6.   Will my accounts still be FDIC insured?
If you do not have any pre-existing accounts with United Community Bank, then there will be no change to your FDIC insurance coverage. If you do have accounts at both United and Progress, the FDIC provides continuing separate insurance coverage for at least six months following the anticipated legal close in the fourth quarter of 2022.

7.   Will you continue to operate under the Progress Bank name?
Initially yes; however, Progress will eventually begin operating under the United Community Bank name, with a full transition anticipated in the fourth quarter of 2022. The Progress and United teams will be working diligently in the background to make this transition as seamless as possible for you.

As we prepare for the full transition anticipated in the fourth quarter of 2022, you may begin to see the United name appear on some legal documents and contracts or see statements such as “United Community Bank d/b/a Progress Bank.” However, you should continue to conduct your banking as you normally do. We will notify you in advance if any action is needed.

8.   Do I need to do anything right now with my accounts?
No, at this time there are no actions that need to be taken.You should continue to conduct your banking as you normally do. The Progress and United teams will be working diligently in the background to make this transition as smooth as possible. We will notify you in advance if any action is needed.

9.  Will I be notified of important changes impacting my accounts, including Online and Mobile Banking?
Yes, the Progress and United teams are dedicated to you, our client, and we will communicate as frequently as possible throughout this transition. Any account, online and/or mobile banking changes that may impact you will be communicated well in advance of the change occurring.

10.  Who do I contact if I have questions about my accounts today or concerns going forward?
If you have any questions and/or concerns, you should contact your local Progress team. Our teams will be working closely together, and your local Progress team will continue to be your trusted resource.

11.  Will my local banking office remain open?
Yes. You will continue to enjoy the same convenience and service from the local team of bankers you know and trust, at the same locations you use today.  There are no planned closures or consolidations of any branches as a result of the merger.

We understand you may have additional questions related to this transition, such as:
•Will my current products or services change?
•Will any fees change?

•Will my account number change?
•Will branch hours change?

Please know that Progress and United are currently preparing a comprehensive transition plan that will address these questions and much more. We will continue to update you regularly as this transition progresses.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The information on this page may be deemed to constitute solicitation material in respect of United’s proposed merger with Progress.  United intends to file a registration statement on Form S-4, including a preliminary joint proxy statement/prospectus constituting a part thereof, with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger.  After the registration statement becomes effective, United will file a definitive proxy statement/prospectus that will be distributed to Progress’ shareholders.   INVESTORS AND SHAREHOLDERS OF PROGRESS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT, WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UCBI, PROGRESS AND THE MERGER. The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from UCBI at the “Investor Relations” section of UCBI’s website at www.ucbi.com, from Progress at the “Investor Relations” section of Progress’ website at www.myprogressbank.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208 and Progress Financial Corp., 201 Williams Avenue Huntsville, Alabama 35801, Attn: Dabsey Maxwell, Telephone: (256) 319-3641.

PARTICIPANTS IN THE SOLICITATION
Progress and UCBI and certain of their respective directors and executive officers, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from Progress shareholders in favor of the approval of the merger. Information about the directors and officers of UCBI and their ownership of UCBI common stock can also be found in UCBI’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on April 6, 2022, and other documents subsequently filed by UCBI with the SEC. Information about the directors and executive officers of Progress and their ownership of Progress capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be obtained by reading the proxy statement/prospectus when it becomes available. Free copies of this document may be obtained as described above.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.  Some of the information on this site contains certain forward-looking information about United and the combined company after completion of the merger that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of United and Progress, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the SEC made by United; our ability to consummate the merger with Progress, to achieve expected synergies and operating efficiencies in the Progress merger and to successfully integrate our operations; and our expectations regarding the timing and completion of the merger. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. United does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in United’s various SEC filings, including but not limited to the registration statement on Form S-4 and related materials mentioned above, United’s Annual Report on Form 10-K for the year ended December 31, 2021, and United’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022.